UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F      ☐

Explanatory Note

This current report on Form 6-K is furnished by Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, to report that the China Securities Regulatory Commission has issued a notice of filing regarding the Company’s proposed global offering and dual primary listing of its Class B ordinary shares on The Stock Exchange of Hong King Limited. The Company intends to proceed with the proposed global offering and listing in due course, subject to necessary stock exchange approval, prevailing market conditions, and other relevant factors.

There can be no assurance as to whether or when the proposed global offering or listing will be completed. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Yifan Li
Name	:	Yifan Li
Title	:	Chief Executive Officer

Date: August 26, 2025